COPAMEX COMPLETES PARTNERSHIP WITH SCA AND DEBT REFINANCING PROGRAM

•	SCA purchased 50% of Copamex’s tissue business and contributed its interest in the parties joint-venture company Sancela into CPG, the new joint-venture vehicle

•	Copamex successfully completed its debt reduction and refinancing plan, resulting in a debt reduction of around US$145 million; the debt was refinanced with longer maturities and a significant peso denominated component to mitigate exchange rate risk

Monterrey, Mexico: May 4, 2004. Copamex, S.A. de C.V. (“Copamex”) completed the transaction announced on March 30, 2004 with Svenska Cellulosa Aktiebolaget SCA (“SCA”) through which SCA acquired 50% of the common stock of Copamex Productos al Consumidor, S.A. de C.V. (“CPG”) from Copamex (the “Transaction”). Consideration for the Transaction was in cash as well as through the contribution into CPG of SCA’s interest in Sancela, S.A. de C.V. (“Sancela”), the feminine hygiene and adult incontinence businesses currently jointly owned by CPG and SCA. After the completion of the Transaction, CPG holds 100% of Copamex’s tissue and away-from-home businesses in Mexico and Central America (the “Tissue Business”) as well as 100% of Sancela. The Transaction values CPG at an Ebitda multiple of 8.0 based on 2003 results. Cash proceeds to Copamex from the sale for a combination of common and preferred stock of CPG were of approximately US$100 million.

The Transaction will allow CPG to benefit from the combined strengths of both partners in terms of brands, local market knowledge, sourcing, logistics, distribution, product development, and technology among others. With this combination, CPG will be well poised to continue to be a formidable competitor with leading positions in the markets in which it participates.

The Transaction represents an important part of Copamex’s debt reduction and refinancing plan (the “Plan”), which was completed successfully. The Plan contemplates other transactions including a US$75 million financing package from the International Finance Corporation (“IFC”) and a syndicated loan for US$100 million arranged by IFC and Banamex, as well as the previously announced sale of Copamex’s multiwall sack business for US$52 million. The Plan gave Copamex sufficient resources to redeem its 11.375% Series B Senior Notes due 2004 (the “Yankee Bond”) and refinance the rest of its outstanding debt with maturities of up to 8 years and with a significant peso denominated component to mitigate exchange rate risk. The Plan resulted in overall debt reduction of around US$145 million, leaving Copamex with a pro-forma debt level of approximately US$320 million. According to the Plan, CPG assumed US$150 million of the total debt.

SCA is the largest tissue producer in Europe and second largest producer of hygiene products like feminine towels, incontinence and baby diapers, its also the third largest producer of away-from-home tissue in the USA, has operations in 23 countries around the world and is the worlds largest producer of incontinence products with its global brand Tena.

Goldman, Sachs & Co. and Hernán Salinas acted as financial advisors to Copamex. JPMorgan advised SCA.